Credit Suisse Institutional Fixed Income Fund

     Ceasing control:

As of August 31, 2003, Northern Trust Company ("Shareholder") owned 2,967,652.1500 shares of the Fund, which represented approximately 29.96% of the outstanding shares of the Fund. As of August 31, 2004, Shareholder owned 0 shares of the Fund, which represented 0% of the outstanding shares of the Fund. Shareholder transferred 2,760,288.9690 shares on February 17, 2004 to another account (the
"Transaction"). The Transaction resulted in Shareholder beneficially owning less than 25% of the Fund. Accordingly, Shareholder may be presumed to have ceased to be a controlling person of the Fund on the date of the Transaction. The Fund does not believe this entity is the beneficial owner of the shares of record by this entity.

Obtaining control:

As of August 31, 2003, Fidelity Management Trust Co ("Shareholder") owned 0 shares of the Fund, which represented 0% of the outstanding shares of the Fund. As of August 31, 2004, Shareholder owned 2,911,935.4180 shares of the Fund, which represented approximately 32.78% of the outstanding shares of the Fund.
Accordingly, Shareholder may be presumed to be a controlling person of the Fund as of August 31, 2004. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.